Global Lines Inc.
16400 Collins Avenue, Unit 2142
Sunny Isles Beach, FL 33160

December 28, 2011

United States
Securities and Exchange Commission
Washington, DC 20549

Re:  Global Lines Inc.'s - Registration Statement on Form S-1
     Amendment No. 2
     Filing No. 333-177567

Dear: Max A. Webb

In response to your letter dated December 13, 2011 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

WE NOTE THAT YOUR PAGE NUMBERS RESTART AT PAGE 1 IN THE BEGINNING OF YOUR FINANCIAL STATEMENTS. WE SUGGEST USING F-1, ETC. FOR THE FINANCIAL PAGES. PLEASE REVISE.

Response: We have revised page numbers.

REGISTRATION STATEMENT COVER PAGE

CALCULATION OF REGISTRATION FEE TABLE

COMMENT: 2

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 4. HOWEVER, YOU CONTINUE TO REFER TO RULE 457(O) IN FOOTNOTE (1). PLEASE REVISE TO REFERENCE RULE 457(A) OR ADVISE.

Response: We have revised our reference.

PROSPECTUS SUMMARY, PAGE 5

COMMENT: 3

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 5 AND REISSUE IN PART. PLEASE REVISE THIS SECTION AND THE THIRD RISK FACTOR ON PAGE 6 TO INCLUDE YOUR CUMULATIVE LOSSES FROM INCEPTION TO THE MOST RECENT PRACTICABLE DATE.

Response: We have revised our Prospectus to include our cumulative losses from inception to the most recent practicable date.

COMMENT: 4

FROM THE AGREEMENT IT IS IMPOSSIBLE TO TELL WHETHER YOU INTEND TO RETAIN 90% OR 10% OF THE REVENUES FOR EACH TRIP. IF THE LATTER, PLEASE DISCLOSE HERE. IF THE FORMER, PLEASE TELL US WHETHER THIS ARRANGEMENT IS CUSTOMARY AND HOW MUCH DRIVERS MAKE ON AN ANNUAL BASIS USING THIS ARRANGEMENT, IF KNOWN.

Response: We have clarified our agreement and our arrangement as follows:
We plan to pay 10% of revenue to "Super Limousine" for providing clients to us as per our agreement with them. We plan to pay our drivers a commission of 30%-60% depending if they are driving our cars or their own cars. This arrangement with drivers is customary and drivers typically make $25,000 to $30,000 per year plus gratitude.

RISK FACTORS, PAGE 6

WITHOUT THE FUNDING FROM THIS OFFERING, PAGE 6

COMMENT: 5

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 13 AND THAT YOU ARE NOT PLANNING TO SEEK ADDITIONAL FINANCING. WE ALSO NOTE THAT YOU CONTINUE TO STATE THAT YOU MAY NEED ADDITIONAL FINANCING AFTER 12 MONTHS ON PAGE 11, YOU HAVE A RISK FACTOR ADDRESSING ADDITIONAL FINANCING ON PAGE 6, AND YOU STATE THAT YOU WILL SEEK FINANCING IF YOU CANNOT SELL ALL SHARES ON PAGE 8. PLEASE REVISE YOUR DISCLOSURE FOR CONSISTENCY OR ADVISE.

Response: We have revised to indicate that we do not plan to seek additional financing in the next 12 months. We have also revised the referenced sections for consistency.

PLAN OF OPERATION, PAGE 11

BUYING MORE CARS. HIRING DRIVERS, PAGE 11

COMMENT: 6

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 19 AND REISSUE IN PART. IT APPEARS THAT YOU DO NOT CURRENTLY OWN ANY CARS BUT STATE IN THE PROSPECTUS THAT YOU PLAN TO PURCHASE "ADDITIONAL CARS." PLEASE REVISE FOR CONSISTENCY OR ADVISE.

Response: We have revised for consistency.

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
LIQUIDITY AND CAPITAL RESOURCES, PAGE 12

COMMENT: 7

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 20 AND YOUR STATEMENT THAT THE "MINIMUM AMOUNT OF THIS OFFERING WILL LIKELY ALLOW [YOU] TO OPERATED FOR AT LEAST ONE YEAR. SINCE THERE IS NO MINIMUM AMOUNT FOR THIS OFFERING, PLEASE REVISE.

Response: We have revised our statements to:

Proceed of $27,000 from this offering will likely allow us to operate for at least one year

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 18

COMMENT: 8

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 25 AND REISSUE IN PART. PLEASE REVISE THE FIRST SENTENCE OF THIS SECTION TO PROVIDE BENEFICIAL OWNERSHIP INFORMATION AS OF THE MOST RECENT PRACTICABLE DATE.

Response: We have revised to provide most recent practicable date.

SIGNATURES, PAGE 14

COMMENT: 9

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 30 AND REISSUE IN PART. PLEASE REVISE THE LANGUAGE IN THE FIRST PARAGRAPH TO FOLLOW THE LANGUAGE IN FORM S-1.

Response: We have revised our language to follow the language in Form S-1

Please direct any further comments or questions you may have to the company's attorney Mrs. Kevin A. Polis, Esq at:

                              Kevin A. Polis, Esq.
                              Carrillo Huettel, LLP
                          3033 Fifth Avenue, Suite 400
                               San Diego, CA 92103
                      Tel (619) 546-6100 Fax (619) 546-6060

Thank you.

Sincerely,


/s/ Sergejs Belkovs
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SERGEJS BELKOVS


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